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                                                                 EXHIBIT (a)(10)

          GE POWER SYSTEMS SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR
                           SHARES OF SHOWPOWER, INC.



         Schenectady, NY January 26, 2000... GE Energy Services, Inc., a unit of GE Power Systems, today announced that its cash tender offer for all outstanding shares of common stock of Showpower, Inc. expired, as scheduled, at 12:00 midnight, Eastern standard time, on Tuesday, January 25, 2000. GE Energy Services Inc., through its wholly owned subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by Continental Stock Transfer & Trust Company, as depositary, approximately 3.3 million shares of Showpower have been acquired by GE Energy Services (including approximately .3 million shares subject to guaranteed delivery) out of the approximately 3.4 million shares currently outstanding. Approximately 120 thousand shares remained untendered as of the expiration of the tender offer.

         As a result of the offer, GE Energy Services has acquired more than 90% of Showpower's outstanding shares, thereby permitting the second step of the acquisition without a meeting of Showpower's stockholders. Showpower will be operated as part of the GE Energy Rentals unit of GE Power Systems. Each Showpower share not previously purchased in the tender offer will be converted into the right to receive $7.00 in cash pursuant to a merger with a subsidiary of GE Energy Services. The completion of the merger is expected to occur on or before, Friday, January 28, 2000.


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Showpower is a premier provider of temporary power and temperature control rental equipment and services to the special events and entertainment industries. It operates on a global basis and its employees possess the expertise that is essential to success in mission critical equipment rental worldwide.

         According to GE Power Systems President and CEO Robert Nardelli, "This is an ideal strategic fit for us as we work to rapidly expand the range of rental products and services we provide across a broad base of industries. Showpower provides us immediate global expansion into Europe, South America and Asia. Showpower's locations compliment our overall plan, and will serve as hubs for expansion around the world."

         Showpower CEO, John Campion, described the deal as "a unique opportunity, both to enhance the level of service provided to Showpower's traditional customers and to reshape the broader rental industry with GE Power Systems sales and services network as well as GE's brand recognition throughout the world." Upon completion of the acquisition, Campion will become a member of the senior management staff of GE Energy Rentals.

         GE Energy Rentals President Martin Moore said, "We are committed to serving Showpower's current and potential customers and we anticipate drawing upon the technical and operational skills that exist at Showpower as we implement our plans for serving customers in the commercial and industrial segments."

                  About GE Power Systems and GE Energy Rentals

GE Power Systems, one of General Electric's major businesses, is a leading supplier of power generation technology, energy services and management systems. The $10 billion GE business



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serves customers through a global network of offices and service centers and has the largest installed base of power generation equipment in the energy industry. GEPS provides turnkey equipment, service and management solutions across several industries, including utilities, independent power producers and industrial/commercial customers.

GE Energy Rentals, a single-source for power, refrigeration and climate control needs, is the latest of several GE Power System ventures, acquisitions and alliances executed during the past two years to deliver total, global energy solutions. GE has already expanded the power generation rental industry with its introduction of the TM 2500, the largest mobile gas turbine-generator set available on a rental basis, producing up to 22.8 megawatts in a single package. Prior to the TM2500, large temporary power block customers needed multiple generator sets to achieve that level of output. GE Energy Rentals is also a key element in the GE Power Systems distributed power initiative, which includes fuel cells, microturbines and reciprocating engines.

                                 About Showpower

Showpower is a Rancho Dominiguez, California based company, with locations in California, Texas, New Jersey, Nevada, Florida, Brazil, and the United Kingdom. Showpower provides temporary power generation and temperature control rental equipment and support services on a worldwide basis for entertainment, corporate and special events. Showpower's customers include corporations, event producers, television networks, motion picture studios, facility operators and performers that need electric power and/or temperature control services to support events at locations where these services are inadequate or unavailable. Showpower also provides fully integrated, value-added services, including planning, technical advice, customized installations, on-site operations and support personnel.